Exhibit 12.1

OWENS CORNING AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated

	Six Months Ended June 30, 2016	Twelve Months Ended December 31,
		2015	2014	2013	2012	2011
Ratio of Earnings to Fixed Charges	5.0	4.1	2.5	2.8	(a)	3.3

The computation of the ratio of earnings to fixed charges is as follows (in millions):

	Six Months Ended June 30, 2016	Twelve Months ended December 31,
		2015	2014	2013	2012	2011
Earnings:
Earnings from continuing operations before taxes	$304	453	232	273	(40)	353
Fixed charges (see below)	75	143	157	153	158	151
Amortization of capitalized interest	5	9	8	7	6	4
Capitalized interest	(9)	(14)	(10)	(8)	(13)	(13)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—
Earnings, as adjusted	$375	591	387	425	111	495
Fixed charges:
Portion of rents representative of interest expense(b)	$13	29	30	28	26	24
Interest on indebtedness, including amortization of deferred loan costs(c)	53	100	117	117	119	114
Capitalized interest	9	14	10	8	13	13
Total fixed charges	$75	$143	$157	$153	$158	$151

(a)	In 2012, the ratio of earnings to fixed charges was less than 1.0. During 2012, the Company needed to generate an additional $47 million of earnings from continuing operations before taxes to attain a 1.0 ratio of earnings to fixed charges.
(b)	The Company estimates that 33% of its rental costs represent interest expense. This factor has been applied to all periods presented in the table above.
(c)	Interest on indebtedness excludes interest income, gain or loss on extinguishment of debt, and interest associated with uncertain tax positions, which is included in Income tax expense in the Consolidated Statements of Earnings.